UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                            KINDRED HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    494580103
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 494580103
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      881,721*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      5.0%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*   Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 10,400 shares of common stock (the "Shares") of Kindred Healthcare, Inc. (the "Company"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), is the holder of 181,534 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 464,686 Shares and various other private investment funds (the "Funds") own in the aggregate 232,101 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all
securities   of  the  Company   owned  by  each  of   Cerberus,   Institutional,
International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 888,721 Shares, or 5.0% of those deemed issued and outstanding. See Item 5 of this Schedule 13D for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.25 per share (the "Shares"), of Kindred
Healthcare, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 680 South Fourth Street, Louisville, Kentucky 40202.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the investment manager for Cerberus Institutional, L.P., a Delaware limited partnership ("Institutional"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International") and various other private investment funds (the "Funds"). Cerberus, Institutional, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase or acquire the securities of the Company by Cerberus, Institutional, International and the Funds came directly from the assets of Cerberus, Institutional, International and the Funds, respectively. See Item 5 of this Schedule 13D for further information.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as of October 31, 2002, there were 17,648,857 Shares issued and outstanding. As of November 6, 2002, Cerberus is the holder of 10,400 Shares, Institutional is the holder of 181,534 Shares, International is the holder of 464,686 Shares and the Funds in the aggregate hold 232,101 Shares. Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, Institutional, International and the Funds. Thus, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 888,721 Shares, or 5.0% of those deemed issued and outstanding.

          The following table details the transactions for the sixty days prior to November 6, 2002, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

       October 29, 2002               9,200                      $12.96
       October 30, 2002                 100                      $13.10
       November 5, 2002                 500                      $15.12
       November 6, 2002                 600                      $16.58

                                     (Sales)

                                      NONE



                                II. Institutional
                                -----------------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

       October 24, 2002              21,000                      $12.67
       October 30, 2002               1,700                      $13.10
       November 5, 2002               8,100                      $15.12
       November 6, 2002              10,600                      $16.58

                                     (Sales)

                                      NONE

                                III. International
                                ------------------

                                   (Purchases)


            Date                     Quantity                     Price
            ----                     --------                     -----

       October 11, 2002              75,000                      $11.33
       October 24, 2002              53,000                      $12.67
       October 29, 2002               3,600                      $12.96
       October 30, 2002               4,200                      $13.10
       November 5, 2002              21,000                      $15.12
       November 6, 2002              27,100                      $16.58

                                     (Sales)

            Date                     Quantity                     Price
            ----                     --------                     -----

       October 11, 2002              75,000                      $11.21



                                  IV. The Funds
                                  -------------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

       October 24, 2002              26,000                       $12.67
       October 29, 2002               4,500                       $12.96
       October 30, 2002               2,100                       $13.10
       November 5, 2002              10,400                       $15.12
       November 6, 2002              13,600                       $16.58

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not Applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 12, 2002


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg,  in   his capacity
                                            as the  managing member of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and   the   investment  manager  for
                                            Cerberus   Institutional   Partners,
                                            L.P.,  Cerberus  International, Ltd.
                                            and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).